Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Murphy USA Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-191131) and Form S-4 (No. 333-194736) of Murphy USA Inc. and subsidiaries of our report dated February 27, 2015, except as to Notes 4 and 21 which are as of January 28, 2016, with respect to the consolidated balance sheets of Murphy USA Inc. and subsidiaries as of December 31, 2014 and 2013, the related consolidated and combined income statements, consolidated and combined statements of cash flows, and consolidated and combined statements of changes in equity for each of the years in the three-year period ended December 31, 2014 and related financial statement schedule, which report appears in the Form 8‑K of Murphy USA Inc. dated January 28, 2016.
/s/ KPMG LLP

Houston, TX
January 28, 2016